

GZITIC Hualing Holdings Limited
國信華凌集團有限公司

03 AUG -3 AM 7:21


03029120

28 July 2003

SUPPL

SECURITIES & EXCHANGE COMMISSION,
Office of International Corporate Finance,
450 Fifth Street, NW
Mail Stop 3-9
Washington, DC 20549
USA

Dear Sir/Madam,

Re: GZITIC Hualing Holdings Limited - File No. 82-4195 ("the Company")

Enclosed please find English and Chinese version of the following documents for your record:

Name of Notice or Report	No of Copies	Circulation Date	Information Provided to
Announcement	1	15 July 2003	Stock Exchange/Newspaper

As the Company has been changed its name with effect from 11 July 2003, we also enclosed herewith the copy of Certificate of Incorporation on Change of Name issued by the Registrar of Companies Hong Kong for your records. Please inform the necessary process in respect of such changes.

Thank you for your kind attention.

Yours sincerely,
For and on behalf of
GZITIC Hualing Holdings Ltd.

p.p.

Wong Hon Sum
Company Secretary

PROCESSED
AUG 12 2003
THOMSON FINANCIAL

HW/ip

Encl.

Rooms 2802-4, 28/F., Harbour Centre, 25 Harbour Road, Wanchai, Hong Kong.
Tel:(852) 2802 2155 Fax:(852) 2598 8995
http://www.hualing.com.hk

16/7/2003 China Daily



HUALING HOLDINGS LIMITED
華凌集團有限公司

(incorporated in Hong Kong with limited liability)

(formerly known as GZITIC Hualing Holdings Limited "國信華凌集團有限公司")

Announcement
Notice of Change of Name

The Board of Directors of Hualing Holdings Limited announces that the name of the Company has been changed from "GZITIC Hualing Holdings Limited (國信華凌集團有限公司)" to "Hualing Holdings Limited (華凌集團有限公司)" with effect from 11 July 2003. The English and Chinese short names of the Company on the Stock Exchange will be changed to "HUALING" and "華凌集團" respectively with effect from 17 July 2003.

Reference is made to the Company's announcement dated 6 May 2003 and 19 May 2003 ("the Announcements"). Capitalised terms used in this announcement shall have the same meaning as defined in the Announcements unless otherwise stated.

The Board of Directors of Hualing Holdings Limited announces that the name of the Company has been changed from "GZITIC Hualing Holdings Limited (國信華凌集團有限公司)" to "Hualing Holdings Limited (華凌集團有限公司)" with effect from 11 July 2003. The change of name was approved by special resolution passed at the Company's Extraordinary General Meeting held on 27 June 2003 and the approval of the Registrar of Companies in respect thereof was granted on 11 July 2003.

The stock code of the Company remains unchanged. The English and Chinese short names of the Company on the Stock Exchange will be changed to "HUALING" and "華凌集團" respectively with effect from 17 July 2003.

The above change of name reflects that pursuant to the restructuring of controlling shareholder, Guangzhou International Trust and Investment Corporation ("GZITIC") will no longer be the controlling shareholder of the Company. According to the Announcements, as part of the Guangzhou Municipal Government Reorganisation, it is proposed that GZITIC will transfer its aggregate 48.5% shareholding in the Company to Able Profit Investment Limited ("AP") ("the Transfer"). Pursuant to the completion of the Transfer, Guangzhou International Group Co., Ltd., the immediate shareholder of AP, will replace GZITIC as the ultimate controlling shareholders of the Company.

All existing share certificates, bearing the former name as GZITIC Hualing Holdings Limited, will continue to be valid documents of title and shall remain valid for trading and settlement purposes notwithstanding the change of name of the Company.

By Order of the Board
Li Yujun
Chairman

Hong Kong, 15 July 2003

16/7/2003 信報

香港聯合交易所有限公司對本公佈之內容概不負責，對其準確性或完整性亦不發表任何聲明，並明確表示概不就因本公佈全部或任何部份內容而產生或因倚賴該等內容而引致之任何損失承擔任何責任。



HUALING HOLDINGS LIMITED
華凌集團有限公司

（於香港註冊成立的有限公司）
（前稱國信華凌集團有限公司「GZITIC Hualing Holdings Limited」）

公佈

更改名稱通知

華凌集團有限公司董事會宣佈於二零零三年七月十一日起，本公司之名稱由「GZITIC Hualing Holdings Limited（國信華凌集團有限公司）」，更改為「Hualing Holdings Limited（華凌集團有限公司）」。本公司於聯交所的中文及英文簡稱分別更改為「華凌集團」及「HUALING」，並將正式於二零零三年七月十七日生效。

茲提述本公司於二零零三年五月六日及二零零三年五月十九日刊發的公佈（「該公佈」）。除非另有指明外，本公佈採用之詞語與該公佈所界定者具相同意義。

華凌集團有限公司（「本公司」）董事會宣佈於二零零三年七月十一日起，本公司之名稱由「GZITIC Hualing Holdings Limited（國信華凌集團有限公司）」，更改為Hualing Holdings Limited（華凌集團有限公司）」。更改名稱獲本公司於二零零三年六月二十七日舉行之股東特別大會上之特別決議案所通過，而公司註冊處於二零零三年七月十一日已批准該項更改名稱。

本公司的股票編號維持不變。本公司於聯交所的中文及英文簡稱分別更改為「華凌集團」及「HUALING」，並將正式於二零零三年七月十七日生效。

上述更改名稱乃反映控股股東進行重組後，廣州國際信托投資公司（「廣州信托」）已不再是本公司之控股股東。根據該公佈，作為廣州市政府重組之一部份，建議廣州信托轉讓其於本公司合共48.5%股權予Able Profit Investment Limited（「AP」）（「該轉讓」）。待完成該轉讓後，AP的直接股東，廣州國際集團有限公司將取代廣州信托成為本公司之最終控股股東。

所有原來以國信華凌集團有限公司名稱印發之股票，不受公司更改名稱影響，仍將為有效之所有權文據，作為買賣及交收用途仍然有效。

承董事會命
董事長
李宇君

香港，二零零三年七月十五日

No. 395267
編號



COMPANIES ORDINANCE (CHAPTER 32)

香 港 法 例 第 32 章
公 司 條 例

CERTIFICATE OF INCORPORATION ON CHANGE OF NAME

公 司 更 改 名 稱
註 冊 證 書

* * *

I hereby certify that
本 人 謹 此 證 明

GZITIC HUALING HOLDINGS LIMITED
(國信華凌集團有限公司)

having by special resolution changed its name, is now incorporated under
經 通 過 特 別 決 議 ， 已 將 其 名 稱 更 改 ， 該 公 司 的 註 冊 名

the name of
稱 現 為

HUALING HOLDINGS LIMITED
(華凌集團有限公司)

Issued by the undersigned on 11 July 2003.

本 證 書 於 二 ○ ○ 三 年 七 月 十 一 日 簽 發 。

MISS R. CHEUNG

for *Registrar of Companies Hong Kong*
香港公司註冊處處長
(公司註冊主任 張潔心 代行)